U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

Appointment of Agent For Service of Process And Undertaking

A.  Name of issuer or person filing (“Filer”): BROOKFIELD ASSET MANAGEMENT INC.

B.  (1)  This is [check one]:

☐	an original filing for the Filer

☑	an amended filing for the Filer

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) ☐

C.  Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	Brookfield Asset Management Inc.

Form type:	(1) F-10 (2) F-9 (3) F-9 (4) F-9 (5) F-9 (6) 13E-4F (7) F-9 (8) F-9 (9) F-9 (10) F-9 (11) 40-F

File Number (if known):	(1) 333-173794 (2) 333-164969 (3) 333-156499 (4) 333-147100 (5) 333-137945 (6) 005-52773 (7) 333-112049 (8) 333-103296 (9) 333-90216 (10) 333-14130 (11) 001-15160

Filed by:	Brookfield Asset Management Inc.

Date Filed (if filed concurrently, so indicate):

(1) April 29, 2011

(2) February 18, 2010

(3) December 30, 2008

(4) November 2, 2007

(5) October 11, 2006

(6) October 5, 2005

(7) January 21, 2004

(8) February 19, 2003

(9) June 11, 2002

(10) November 26, 2001

(11) December 4, 2000

D.  Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario, M5J 2T3 (telephone: (416) 363-9491).

E.  Filer designates and appoints Torys LLP (the “Agent”), located at 1114 Avenue of the Americas, 23rd Floor, New York, New York 10036, Attention: Andrew J. Beck (telephone: (212) 880-6000), as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)  any investigation or administrative proceeding conducted by the Commission; and

(b)  any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on April 29, 2011 or on Form F-9 on November 26, 2001, June 11, 2002, February 19, 2003, January 21, 2004, October 11, 2006, November 2, 2007, December 30, 2008 or February 18, 2010, any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; or (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.  The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.  The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the forms and schedules described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this form, as applicable; the securities to which such forms relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in Toronto, Ontario, on May 14, 2012.

Filer:	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President, Legal Affairs

This statement has been signed by the following person in the capacity and on the date indicated:

TORYS LLP

as agent for service of process

By:	/s/ Andrew J. Beck
Name: Andrew J. Beck
Title: Partner

Dated: May 14, 2012